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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

THE PANTRY, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

698657 10 3

(CUSIP Number)

FS Equity Partners III, L.P.

FS Equity Partners International, L.P.

FS Equity Partners IV, L.P.

11100 Santa Monica Blvd.

Suite 1900

Los Angeles, California 90025

Attn: Charles P. Rullman

(310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-98)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 8,759,164 9. Sole Dispositive Power 0 10. Shared Dispositive Power 8,759,164

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,759,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 44.4%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 8,759,164 9. Sole Dispositive Power 0 10. Shared Dispositive Power 8,759,164

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,759,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 44.4%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 8,759,164 9. Sole Dispositive Power 0 10. Shared Dispositive Power 8,759,164

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,759,164

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 44.4%

14.	Type of Reporting Person (See Instructions) CO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners International, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 352,525 9. Sole Dispositive Power 0 10. Shared Dispositive Power 352,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,525

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.8%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS&Co. International, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 352,525 9. Sole Dispositive Power 0 10. Shared Dispositive Power 352,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.8%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 352,525 9. Sole Dispositive Power 0 10. Shared Dispositive Power 352,525

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 352,525

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.8%

14.	Type of Reporting Person (See Instructions) CO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,311,704 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,311,704

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,311,704

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 21.8%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 4,311,704 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,311,704

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,311,704

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 21.8%

14.	Type of Reporting Person (See Instructions) OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to The Pantry, Inc., a Delaware corporation (the “Issuer”) on December 20, 1999 (the “Initial Filing”), Amendment No. 1 with respect thereto, as filed with the Commission on April 7, 2000 and Amendment No. 2 with respect thereto, as filed with the Commission on December 4, 2002 (the Initial Filing, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 2.	Identity and Background

No material change has occurred in the facts set forth in the response to this item of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

As of December 9, 2003, FSEP III beneficially owned 8,759,164 shares of Issuer Common Stock. Since December 30, 1996, FSEP III has not acquired any additional shares of Issuer Common Stock except the shares of Issuer Common Stock set forth below which were acquired December 9, 2003 through the exercise of a Common Stock Purchase Warrant (AFSEP III Warrant@) previously held by FSEP III and disclosed in the Initial Filing:

Date of Warrant Exercise	Number of Shares	Strike Price Per Share
12/9/03	1,545,673	$7.45

The FSEP III Warrant was exercised at FSEP III’s election, in accordance with the terms of the FSEP III Warrant, by exchanging the right to purchase 709,598 shares of Issuer Common Stock subject to the FSEP III Warrant having an aggregate fair market value (determined as provided in the FSEP III Warrant) equal to the aggregate strike price of the FSEP III Warrant.

As of December 9, 2003, FSEP International beneficially owned 352,525 shares of Issuer Common Stock. Since December 30, 1996, FSEP International has not acquired any additional shares of Issuer Common Stock except the shares of Issuer Common Stock set forth below which were acquired December 9, 2003 through the exercise of a Common Stock Purchase Warrant (AFSEP International Warrant@) previously held by FSEP International and disclosed in the Initial Filing:

Date of Warrant Exercise	Number of Shares	Strike Price Per Share
12/9/03	62,182	$7.45

The FSEP International Warrant was exercised at FSEP International’s election, in accordance with the terms of the FSEP International Warrant, by exchanging the right to purchase 28,547 shares of Issuer Common Stock subject to the FSEP International Warrant having an aggregate fair market value (determined as provided in the FSEP International Warrant) equal to the aggregate strike price of the FSEP International Warrant.

Item 4.	Purpose of Transaction

Item 4(a) of the Schedule 13D is hereby supplemented by adding the following paragraph:

At the request of certain of the Filing Persons and pursuant to the Registration Rights Agreement, the Issuer has filed a Registration Statement on Form S-3 (“Registration Statement”) under the Securities Act of 1933, as amended, with the Commission on December 9, 2003 covering 5,750,000 shares of Issuer Common Stock which includes 750,000 shares of Issuer Common Stock covering the underwriter’s over-allotment option. Of the shares included in the Registration Statement, the Filing Persons intend to sell 4,968,024 shares of Issuer Common Stock (and up to an additional 745,204 shares if the underwriter exercises its over-allotment option) held by the Filing Persons.

Item 5.	Interest in the Securities of Issuer

Items 5(a)-(b) are hereby amended in their entirety as follows:

(a)-(b) The percentages of outstanding Common Stock reported in this Item 5(a) are based on the assumption that there are 19,743,615 shares of Issuer Common Stock outstanding, as reported by the Issuer in the Registration Statement on December 9, 2003.

As of December 9, 2003, in the aggregate the Filing Persons may be deemed to beneficially own 8,759,164 shares of Issuer Common Stock held by FSEP III, 352,525 shares of Issuer Common Stock held by FSEP International and 4,311,704 shares of Issuer Common Stock held by FSEP IV, which in the aggregate represent approximately 68.0% of the outstanding Issuer Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP IV. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP III and FSEP IV. FSEP IV and Capital Partners LLC disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP III.

The responses of the Filing Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock beneficially owned are herein incorporated by reference.

Item 5(c) is hereby supplemented by adding the following paragraphs:

(c) As described in Item 3, since December 30, 1996, FSEP III has not acquired any additional shares of Issuer Common Stock except through the following exercise of the FSEP III Warrant previously held by FSEP III and disclosed in the Initial Filing:

Date of Warrant Exercise	Number of Shares	Strike Price Per Share
12/9/03	1,545,673	$7.45

As described in Item 3, since December 30, 1996, FSEP International has not acquired any additional shares of Issuer Common Stock except through the following exercise of the FSEP International Warrants previously held by FSEP International and disclosed in the Initial Filing:

Date of Warrant Exercise	Number of Shares	Strike Price Per Share
12/9/03	62,182	$7.45

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

The Stockholders Agreement by and among the Issuer, the FS Entities and certain other holders of Issuer Common Stock has terminated.

As described in Item 4, at the request of certain of the Filing Persons and pursuant to the Registration Rights Agreement, the Issuer has filed a Registration Statement on Form S-3 with the Commission on December 9, 2003 covering 5,750,000 shares of Issuer Common Stock which includes 750,000 shares of Issuer Common Stock covering the underwriter’s over-allotment option. Of the shares included in the Registration Statement, the Filing Persons intend to sell 4,968,024 shares of Issuer Common Stock (and up to an additional 745,204 shares if the underwriter exercises its over-allotment option) held by the Filing Persons.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following paragraph:

Exhibit 4. Amended and Restated Registration Rights Agreement dated July 2, 1998 among the Issuer, FSEP III, FSEP International, Peter J. Sodini, Chase Manhattan Capital, L.P., CB Capital Investors, L.P. and Baseball Partners, incorporated by reference from the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-74221).

Exhibit 5. Amendment No. 1 to the Amended and Restated Registration Rights agreement dated as of June 1, 1999 among the Issuer, FSEP III, FSEP IV, FSEP International, Chase Manhattan Capital, L.P., CB Capital Investors, L.P., Baseball Partners and Peter J. Sodini, incorporated by reference from the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 24, 1999.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2003	FS EQUITY PARTNERS III, L.P., a Delaware limited partnership

	By:	FS Capital Partners, L.P
	Its:	General Partner

		By:	FS Holdings, Inc.
		Its:	General Partner

			By:	/s/ Charles P. Rullman
				Name:	Charles P. Rullman
				Title:	Vice President
FS CAPITAL PARTNERS, L.P.,
a California limited partnership

		By:	FS Holdings, Inc.
		Its:	General Partner

			By:	/s/ Charles P. Rullman
				Name:	Charles P. Rullman
				Title:	Vice President

FS HOLDINGS, INC.,
a California corporation

			By:	/s/ Charles P. Rullman

				Name:	Charles P. Rullman
				Title:	Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P., a Delaware limited partnership

By:	FS&CO. International, L.P.
Its:	General Partner

	By:	FS&Co. International Holdings Limited
	Its:	General Partner

		By:	/s/ Charles P. Rullman
			Name:	Charles P. Rullman
			Title:	Vice President

FS&CO. INTERNATIONAL, L.P.,
a Cayman Islands limited partnership

By:	FS International Holdings Limited
Its:	General Partner

		By:	/s/ Charles P. Rullman
		Name:	Charles P. Rullman
		Title:	Vice President

FS INTERNATIONAL HOLDINGS LIMITED,
a Cayman Islands exempt corporation

		By:	/s/ Charles P. Rullman

			Name:	Charles P. Rullman
			Title:	Vice President

FS EQUITY PARTNERS IV, L.P., a Delaware limited partnership

By:	FS Capital Partners, LLC
Its:	General Partner

	By:		/s/ Charles P. Rullman
			Name:	Charles P. Rullman
			Title:	Vice President

FS CAPITAL PARTNERS LLC, a Delaware limited liability company

By:	/s/ Charles P. Rullman
	Name:	Charles P. Rullman
	Title:	Vice President